EXHIBIT 99.4

Valneva and Pfizer Announce Closing of Equity Investment

Saint-Herblain (France) and New York, June 23, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, and Pfizer Inc. (NYSE: PFE) today announced the closing of the equity investment announced on June 20, 2022.1

Pursuant to an Equity Subscription Agreement, Pfizer has invested €90.5 ($95) million in Valneva, representing 8.1% of Valneva’s share capital at a price of €9.49 per share, through a reserved capital increase. Valneva is planning to use the proceeds to support its contribution to the planned Phase 3 development program for Lyme disease vaccine candidate VLA15. Pfizer plans to initiate the Phase 3 study of VLA15 in the third quarter of 2022.

About Valneva SE

Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

About Pfizer: Breakthroughs That Change Patients’ Lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 170 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Valneva
Laëtitia Bachelot-Fontaine
VP Global Communications & European Investor Relations
M +33 (0)6 4516 7099
laetitia.bachelot-fontaine@valneva.com

Joshua Drumm, Ph.D.
VP Global Investor Relations
M +1 917 815 4520
joshua.drumm@valneva.com

Pfizer
Media Relations:
PfizerMediaRelations@pfizer.com
212-733-1226

Investor Relations:
IR@pfizer.com
212-733-4848

Valneva Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates and estimates for future performance. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release, and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Pfizer Disclosure Notice
The information contained in this release is as of June 23, 2022. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about a Lyme disease vaccine candidate, VLA15, and an Equity Subscription Agreement and a Collaboration and License Agreement between Pfizer and Valneva for VLA15, including their potential benefits and a planned Phase 3 clinical trial, that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates or enrollment targets for our clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, including uncertainties relating to the time needed to accrue cases in the planned Phase 3 trial, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; the risk that clinical trial data are subject to differing interpretations and assessments by regulatory authorities; whether regulatory authorities will be satisfied with the design of and results from our clinical studies; whether and when drug applications may be filed in any jurisdictions for VLA15; whether and when any such applications may be approved by regulatory authorities, which will depend on myriad factors, including making a determination as to whether the product's benefits outweigh its known risks and determination of the product's efficacy and, if approved, whether VLA15 will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of VLA15; uncertainties regarding the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; whether our collaboration with Valneva will be successful; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

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1 Valneva and Pfizer Enter into an Equity Subscription Agreement and Update Terms of Collaboration Agreement for Lyme Disease Vaccine Candidate VLA15